**Mercedes-Benz Auto Lease Trust 2015-B**
**Investor Report**

Collection Period Ended 31-Oct-2017

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 25 | |
| Collection Period (from... to) | 1-Oct-2017 | 31-Oct-2017 |
| Determination Date | 13-Nov-2017 | |
| Record Date | 14-Nov-2017 | |
| Payment Date | 15-Nov-2017 | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 16-Oct-2017 | 15-Nov-2017 Actual/360 Days 30 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Oct-2017 | 15-Nov-2017 30/360 Days 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 272,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 272,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 272,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 295,000,000.00 | 63,443,895.52 | 16,245,180.35 | 47,198,715.17 | 159.995645 | 0.055068 |
| Class A-4 Notes | 150,360,000.00 | 150,360,000.00 | 150,360,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,262,360,000.00** | **213,803,895.52** | **166,605,180.35** | **47,198,715.17** | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Overcollateralization | 247,645,517.86 | 249,150,910.45 | 249,150,910.45 | | | |
| **Total Securitization Value** | **1,510,005,517.86** | **462,954,805.97** | **415,756,090.80** | | | |
| present value of lease payments | 532,944,438.27 | 46,340,384.92 | 36,377,859.76 | | | |
| present value of Base Residual Value | 977,061,079.59 | 416,614,421.05 | 379,378,231.04 | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 247,645,517.86 | 16.40% |
| Target Overcollateralization Amount (until Class A-2 Notes are paid in full) | 264,250,965.63 | 17.50% |
| Target Overcollateralization Amount (after Class A-2 Notes are paid in full) | 249,150,910.45 | 16.50% |
| Current Overcollateralization Amount | 249,150,910.45 | 16.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.430000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 1.513890% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.340000% | 70,845.68 | 0.240155 | 47,269,560.85 | 160.235799 |
| Class A-4 Notes | 1.530000% | 191,709.00 | 1.275000 | 191,709.00 | 1.275000 |
| **Total** | | **262,554.68** | | **$47,461,269.85** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Lease Payments Received | 8,345,204.78 | (1) Total Servicing Fee | 385,795.67 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 25,166,912.70 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 15,475,135.90 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 91,562.18 | (3) Interest Distributable Amount Class A Notes | 262,554.68 |
| Excess mileage included in Net Sales Proceeds | 313,619.38 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 48,987,253.38 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 47,198,715.17 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 21,742.47 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 49,008,995.85 | (9) Excess Collections to Certificateholders | 1,161,930.33 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **49,008,995.85** |
| **Total Available Funds** | **49,008,995.85** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 385,795.67 | 385,795.67 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 262,554.68 | 262,554.68 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 70,845.68 | 70,845.68 | 0.00 |
| thereof on Class A-4 Notes | 191,709.00 | 191,709.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 262,554.68 | 262,554.68 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 47,198,715.17 | 47,198,715.17 | 0.00 |
| | | | |
| Principal Distribution Amount | 47,198,715.17 | 47,198,715.17 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---:|
| Reserve Fund Required Amount | 3,775,013.79 |
| Reserve Fund Amount - Beginning Balance | 3,775,013.79 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 1,763.65 |
| minus Net Investment Earnings | 1,763.65 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,775,013.79 |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 1,763.65 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 19,978.82 |
| Investment Earnings for the Collection Period | 21,742.47 |

## Notice to Investors

Amounts in USD

## Pool Statistics

**Pool Data**

| | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,510,005,517.86 | 35,751 |
| | | |
| Securitization Value beginning of Collection Period | 462,954,805.97 | 14,114 |
| Principal portion of lease payments | 7,244,964.99 | |
| Terminations- Early | 22,612,828.61 | |
| Terminations- Scheduled | 13,267,199.60 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 4,073,721.97 | |
| Securitization Value end of Collection Period | 415,756,090.80 | 12,848 |
| | | |
| Pool Factor | 27.53% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.79% | 6.78% |
| Weighted Average Remaining Term (months) | 23.96 | 5.17 |
| Weighted Average Seasoning (months) | 11.46 | 32.51 |
| Aggregate Base Residual Value | 1,109,844,215.49 | 390,033,049.49 |
| Cumulative Turn-in Ratio | | 93.38% |
| Proportion of base prepayment assumption realized life to date | | 76.92% |
| Actual lifetime prepayment speed | | 0.76% |

## Delinquency Profile

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 413,930,520.45 | 12,797 | 99.56% |
| 31-60 Days Delinquent | 1,218,416.28 | 36 | 0.29% |
| 61-90 Days Delinquent | 284,532.54 | 8 | 0.07% |
| 91-120 Days Delinquent | 322,621.53 | 7 | 0.08% |
| Total | 415,756,090.80 | 12,848 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

## Loss Statistics

| Credit Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Defaulted Leases, Beg of Collection Period | 995,326.84 | 30 | 20,276,048.94 | 573 |
| Liquidation Proceeds | 727,427.47 | | 15,215,299.44 | |
| Recoveries | 165,498.82 | | 3,610,870.42 | |
| Principal Net Credit Loss / (Gain) | 102,400.55 | | 1,449,879.08 | |

**Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):**

| | | |
|---|---|---|
| Current Collection Period | 0.280% | |
| Prior Collection Period | (0.152%) | |
| Second Prior Collection Period | 0.305 % | |
| Third Prior Collection Period | 0.116 % | |
| Four Month Average | 0.137% | |

**Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value**      0.096%

**Average Net Credit Loss / (Gain)**      2,530.33

| Residual Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Liquidated Leases, Beg of Collection Period | 38,958,423.34 | 1,236 | 721,204,694.20 | 22,328 |
| Sales Proceeds and Other Payments Received | 38,178,890.55 | | 714,563,765.16 | |
| Residual Loss / (Gain) | 779,532.79 | | 6,640,929.04 | |

**Residual Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | 2.129% |
| Prior Collection Period | (2.591%) |
| Second Prior Collection Period | (4.332%) |
| Third Prior Collection Period | (3.530%) |
| Four Month Average | (2.081)% |

**Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value**      0.440%

**Average Residual Loss / (Gain)**      297.43